UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☒	Annual Report pursuant to Section 15(d) of the Securities and Exchange Act of 1934

For the fiscal year ended December 31, 2019

Or

❑	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number: 1-12162

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BorgWarner Inc. Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, MI 48326

Required Information

Item 4.

Financial Statements as of December 31, 2019 and 2018 and for the Year Ended December 31, 2019, Supplemental Schedule as of December 31, 2019, and Report of Independent Registered Public Accounting Firm

BorgWarner Inc.
Retirement
Savings Plan
Financial Statements as of December 31, 2019 and
2018, and for the Year Ended December 31, 2019,
Supplemental Schedule as of December 31, 2019,
and Report of Independent Registered Public
Accounting Firm

BORGWARNER INC. RETIREMENT SAVINGS PLAN

Index

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019	5

Notes to Financial Statements as of December 31, 2019 and 2018 and for the Year Ended December 31, 2019	6

Supplemental Schedule:

Form 5500 - Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019	14

Note:
All other schedules required by section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted due to the absence of conditions under which they are required.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
BorgWarner Inc. Retirement Savings Plan
Auburn Hills, Michigan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the BorgWarner Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2015.

Troy, Michigan
June 23, 2020

BORGWARNER INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2019 AND 2018
(in thousands)

	2019	2018
NET ASSETS:
Investments at fair value	$1,269,913	$1,046,774
Participant contributions receivable	—	275
Company contributions receivable	—	239
Notes receivable from participants	12,649	12,052
Total assets	1,282,562	1,059,340

Accrued liabilities	42	40

NET ASSETS AVAILABLE FOR BENEFITS	$1,282,520	$1,059,300

See accompanying notes to financial statements.

BORGWARNER INC. RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2019
(in thousands)

ADDITIONS TO NET ASSETS:
Net appreciation in fair value of investments	$227,682
Contributions from participants	46,399
Contributions from the Company	35,216
Dividend income	5,654
Interest income on notes receivable from participants	686
Total additions	315,637

DEDUCTIONS FROM NET ASSETS:
Participants’ withdrawals	$91,727
Administrative expenses	690
Total deductions	92,417

NET INCREASE	223,220

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	1,059,300

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$1,282,520

See accompanying notes to financial statements.

BORGWARNER INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEAR ENDED DECEMBER 31, 2019
__________________________________________________________________________________

1.DESCRIPTION OF PLAN

The following description of the BorgWarner Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General - The Plan was established on January 27, 1993 as a defined contribution plan under Section 401(a) of the Internal Revenue Code ("IRC"), designed to provide eligible employees of BorgWarner Inc. (the "Company") with systematic savings and tax advantaged long-term savings for retirement.
The Company is the sponsor of the Plan and has assigned the Employee Benefits Committee (the “Committee”) to oversee the Plan.
The Company appointed Vanguard Group, Inc. and Vanguard Fiduciary Trust Company (the “Trustee”) to perform the administrative, investment managing, recordkeeping, and trustee services for the Plan.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
Eligibility - Non-union employees of the Company, and employees of its divisions, subsidiaries, or affiliates that have adopted the Plan, subject to the consent of the Committee, are immediately eligible to make employee contributions as of their date of hire and receive a Company matching contribution as of the deferral date. Additionally, employees are eligible for Company Retirement Account contributions after 60 days of employment with the Company.
Hourly employees of the Ithaca plant covered by the collective bargaining agreement between the Company and the International Brotherhood of Teamsters Local 317 become eligible in the Plan upon completion of 60 days of employment and are eligible for Company contributions and receive Company matching contributions after six months of employment.
Participants' Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions and rollovers, the Company's contributions, an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan expenses and losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account, including:
Company Retirement Account - The Company makes contributions as a percentage of a participant's compensation, based on years of vested service and age, to this account on behalf of each eligible participant. The first 3% of this compensation is characterized as a non-elective safe harbor contribution, except for Ithaca hourly employees.
For Ithaca hourly employees, the Company contributes an amount to this account for each hour worked or for which employees receive holiday, vacation, jury duty, bereavement, or bonus pay based on years of service, and range from $0.61 per hour to $1.02 per hour. No employee contributions are made to this account.

Savings Account - Participants may voluntarily contribute from 1% to 70% of their compensation to this account, subject to IRC limitations. Due to plan amendment effective April 1, 2019, new employees, excluding Ithaca hourly employees, are automatically enrolled at 6% pre-tax upon completing 60 days of service, unless they elect not to participate or they elect a different percentage rate. Additionally, non-highly compensated participant contributions automatically increase by 2% each year thereafter to a maximum of 15%, unless the participant chooses to opt out. Due to a plan amendment effective January 1, 2019, highly compensated employee company retirement contributions are capped at 9% of the participating compensation limit for each plan year. The pre-tax contribution from an Ithaca hourly employee will increase by 1% as of the first payroll date following each September 1st, to a maximum of 10% of their compensation, unless the participant chooses to opt out. The Company makes contributions before-tax and/or Roth after-tax contributions dollar for dollar, up to 3% of their compensation. The Company matching contributions become 100% vested after employee has completed three years of service.
Retiree Health Account - Participants may voluntarily contribute from 1% to 3% of their compensation to this account. The Company makes contributions equal to 100% of participants' contributions to this account, limited to $500 per year. No after-tax contributions are allowed. Similarly, the Company provides a Retiree Health Account for Ithaca hourly employees, after the collective bargaining agreement’s applicable waiting periods.
Roth Contributions Account - Participants may elect to have the Company contribute to a participant's Roth Contributions Account through after-tax payroll reductions. The amount of the participant's Roth contributions shall be from 1% to 70% of their compensation to this account, subject to IRC limitations.
Investment Options - Participants elect to invest their account balances (including current and accumulated contributions, current and accumulated Company contributions on behalf of participants, and earnings) into various investment options offered by the Plan, including collective trust funds, mutual funds, common trust funds, and BorgWarner Inc. common stock.
Vesting - Fund assets attributable to voluntary participant contributions and non-elective safe harbor Company contributions are fully vested at all times. The remaining fund assets attributable to Company contributions vest 100% upon: three years of vested service; or permanent disability, death, or attaining age 65 provided the participant is employed by the Company on that date.
Withdrawals - Participants may request an in-service withdrawal or a hardship withdrawal under the following circumstances:

In-service Withdrawal - for non-hardship withdrawals, a participant under the age of 59 ½ can request a withdrawal of all or a portion of the participant's after-tax employee contributions, rollovers, and pre-1988 Company matching contributions (including earnings). A participant may not make more than a total of two in-service non-hardship withdrawals in any calendar year. A participant who attained age 59 ½ may request a withdrawal of all or any portion of the participant’s pre-tax contributions and Roth contributions (including earnings), and are not limited to a number of in-service non-hardship withdrawals in any calendar year.

Hardship Withdrawal - a participant who has not attained age 59 ½ may request a hardship withdrawal from all employee-contributed balances, including rollovers, pre-1988 Company matching contributions and qualified non-elective contributions. A participant may not make more than a total of two hardship withdrawals in any calendar year. Due to a Plan amendment effective January 1, 2019, a participant's payroll deduction that was previously suspended due to a hardship withdrawal have been reinstated.

These withdrawals may be subject to a 10% federal income tax penalty, and participants or beneficiaries failing to receive a minimum distribution during a calendar year are subject to an additional tax equal to 50% of the difference between the minimum distribution and the amount the recipient actually received. Each withdrawal shall be made ratably from the investment funds in which the applicable account is invested.

Notes Receivable from Participants - Participants may borrow a minimum of $500 and a maximum of the lesser of (a) 50% of the vested balance or (b) $50,000 reduced by the highest outstanding loan balance in the last 12 months. Available sources from which the participant may borrow include employee-contributed balances within the Savings Account and Retiree Health Account, and any qualified non-elective contributions.
Notes receivable terms generally range from six months to five years, with interest charged at the rate established by the Trustee for similar loans on the origination date. A loan administrative fee is deducted from the participant's loan proceeds. Interest rates on loans outstanding as of December 31, 2019 and 2018 ranged from 4.25% to 9.25%. Notes receivable from participants are secured by the remaining balance in the participants' accounts and are reported based on net realizable value. Principal and interest are paid ratably through payroll deductions.
Priorities upon Termination - Although the Company has expressed no intent to discontinue the Plan, it has the right to do so at any time, subject to provisions set forth in ERISA. In the event of termination, the interests of affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in participant accounts.
Forfeited Accounts - At December 31, 2019 and 2018, there was $17,831 and $211 of forfeited nonvested balance, respectively. During the year ended December 31, 2019 and 2018, employer contributions were reduced by approximately $551,000 and $835,000, respectively, from forfeited nonvested accounts.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements of the Plan are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Adoption of New Accounting Guidance - In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018-13, "Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement." It removes disclosure requirements on fair value measurements including the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. This guidance was effective for interim and annual periods beginning after December 15, 2019. The Plan adopted this guidance as of January 1, 2020, and the effects are not expected to be material.
Investment Valuation - Investments are recorded at fair value based upon the last traded or current bid prices in active markets. Where there are no readily available last traded or current bid prices, fair value estimation procedures used in determining asset values might cause differences from the values that would exist in a ready market due to the potential subjectivity in the estimates. Following is a description of the valuation methodologies used for assets measured at fair value.
Collective Trust Funds - The Collective Trust Funds include the Artisan Global Opportunities Trust, Northern Trust Collective TIPS Index Fund Non Lending, Northern Trust Collective Aggregate Bond Index, Northern Trust Collective S&P 500 Index Fund, Northern

Trust Collective Russell 2000 Index Fund, and series of Vanguard Target Retirement Trusts II. The Collective Trust Funds are valued at net asset value, which is used as a practical expedient to estimate fair value, either on a monthly or quarterly basis by the fund manager and are reviewed by the Plan's fiduciaries for reasonableness. The fair values of these investments are determined by reference to the respective funds' underlying assets, which are primarily marketable equity and fixed income securities. In the event that a fund manager's valuation is not deemed reasonable, fair value is determined by the fair valuation policies prescribed by the trust agreement between the Plan and the Trustee. The objective of these funds is to seek high total return with a shift to current income and capital appreciation over time. The Collective Trust Funds attempt to achieve this objective by investing in a combination of marketable equity securities, fixed income securities and cash. Redemption is permitted daily, there are no restrictions, and unfunded commitments are not applicable.

BorgWarner Inc. Common Stock - BorgWarner Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing.

Mutual Funds - The Mutual Funds are investment vehicles stated at fair value based on quoted market prices as reported by the Trustee. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The Mutual Funds held by the Plan are deemed to be actively traded.

Money Market Fund - The Money Market Fund invests in high-quality short-term securities and is considered an open-end mutual fund that is registered with the U.S. Securities and Exchange Commission. In accordance with Rule 2a-7 under the 1940 Act, the fund is valued at amortized cost method, which approximates fair value. This method of valuation is designed to enable the fund to price its shares at $1.00 per share, although the fund's share price may deviate from $1.00 per share.

Common Trust Funds -The Common Trust Funds are open-end funds from which trust units may be redeemed on a daily basis. As of December 31, 2019 and 2018, the Plan includes the Vanguard Retirement Saving Trust III and the principal investment objective of this fund is to provide participants with an attractive rate of interest and safety of principal by investing in investment contracts issued by financial institutions and in contracts that are backed by high-quality bonds and bond mutual funds owned by the Trustee on behalf of the Trust. Investments in the Common Trust Funds are primarily composed of a pool of Guaranteed Investment Contracts, Bank Investment Contracts, Synthetic Investment Contracts, and Separate Account Contracts. They also include contracts that are backed by bond funds and trusts. Investments in the Common Trust Funds are considered indirect investments in fully-benefit responsive investment contracts, and therefore are valued at net asset value, which is used as a practical expedient to estimate fair value. Redemption is permitted daily, there are no restrictions, and unfunded commitments are not applicable.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Income Recognition - Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments, including common trust funds, mutual funds, collective trust funds, money market fund, and BorgWarner Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
Administrative Expenses - Transfer taxes and brokerage expenses attributable to the Plan assets are charged to the applicable fund as a reduction of the return on that fund. Any other expenses incurred with respect to Plan administration are charged to participant accounts, where applicable, or are paid in such manner as the Company determines, and is in accordance with the Plan documents.
Payment of Benefits - Benefits are recorded when paid.
3.EXEMPT PARTIES-IN-INTEREST TRANSACTIONS

The Plan invests in BorgWarner Inc. common stock and makes loans to participants, which are permitted party-in-interest transactions. Certain investments are shares of mutual funds and other investments managed by an affiliate of the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the Trustee for Plan operations amounted to $657,139 for the year ended December 31, 2019, and are included in administrative expenses. Fees paid by the Plan to the Trustee for investment management services were included as a reduction of return earned on each fund.
The Plan held approximately 2,284,000 and 2,707,000 shares of BorgWarner Inc. common stock, the sponsoring employer, at December 31, 2019 and 2018, respectively. These shares had a fair value of approximately $99 million and $94 million at December 31, 2019 and 2018, respectively.
The costs and expenses incurred by the Trustee under the Plan and the fee charged by the Trustee are charged to the Plan. The Company has the right to be reimbursed each year from the Plan for the cost to the Company of bank fees and auditing fees.

4.TAX STATUS

The Plan obtained a favorable determination letter, dated January 24, 2018, in which the Internal Revenue Service ("IRS") stated the Plan complied with applicable requirements of the IRC. This letter considered the amendments dated on December 10, 2012 to December 12, 2016. The Plan has been further amended subsequent to December 12, 2016; however, the fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the IRC. The fiduciaries of the Plan believe that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has not calculated a provision for income taxes for the Plan as of December 31, 2019 and 2018 and there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.FAIR VALUE MEASUREMENTS

Accounting Standards Codification ("ASC") Topic 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair values as follows:
Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets;
Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Plan assets are measured at fair value using the market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
The following tables classify the Plan investments measured at fair value by level within the fair value hierarchy as of December 31, 2019 and 2018, respectively:

		Basis of Fair Value Measurements
(in thousands)	Balance at December 31, 2019	Quote Prices in Active Market for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
BorgWarner Inc. Common Stock	$99,072	$99,072	$—	$—
Mutual Funds	169,964	169,964	—	—
Money Market Fund	766	—	766
Total Investments in the Fair Value Hierarchy	269,802	269,036	766	—
Collective Trust Funds(a)	888,397	—	—	—
Common Trust Fund(a)	111,714	—	—	—
Investments Measured at Net Asset Value(a)	1,000,111	—	—	—
Total Investments at Fair Value	$1,269,913	$269,036	$766	$—

		Basis of Fair Value Measurements
(in thousands)	Balance at December 31, 2018	Quote Prices in Active Market for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
BorgWarner Inc. Common Stock	$94,045	$94,045	$—	$—
Mutual Funds	135,183	135,183	—	—
Money Market Fund	502	—	502
Total Investments in the Fair Value Hierarchy	229,730	229,228	502	—
Collective Trust Funds(a)	703,348	—	—	—
Common Trust Fund(a)	113,696	—	—	—
Investments Measured at Net Asset Value(a)	817,044	—	—	—
Total Investments at Fair Value	$1,046,774	$229,228	$502	$—

(a) Assets measured at net asset value ("NAV") and therefore excluded from the fair value hierarchy.

6. SUBSEQUENT EVENT
A novel strain of COVID-19/coronavirus was first identified in Wuhan, China in December 2019 and subsequently declared a pandemic by the World Health Organization on March 11, 2020. The rapidly evolving situation has adversely affected global economic growth, investment fund prices and common stock share prices. As a result, as of June 23, 2020, the Plan's investment portfolio had incurred a decline in the fair value since December 31, 2019. Due to uncertainties surrounding the duration and magnitude of the impacts from COVID-19/coronavirus, the financial impacts to the Plan cannot be reasonably estimated.
In March 27, 2020, the U.S. Federal Government enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The CARES Act provides temporary relief for eligible plan participants, such as penalty-free distributions of up to $100,000 on or before December 31, 2020, allows loan repayments to be suspended for up to one year, permits a waiver on required minimum distributions in 2020, and increases the limit for plan loans. The Plan has adopted certain relief provisions included in the CARES Act, and continues to evaluate one other provision.
The Plan has evaluated subsequent events through June 23, 2020, the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULE

BORGWARNER INC. RETIREMENT SAVINGS PLAN

FORM 5500 - SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019

EIN: 13-3404508
Plan Identification Number: 066

(In thousands, except for outstanding share amounts)

	(b)	(c)	(d)	(e)
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value and Number of Shares Outstanding	Cost**	Current Value
	C&S Real Estate Sec Cl Z	Mutual Fund - 366,985		$6,459
*	Vanguard Md-Cap Index Fund Ins	Mutual Fund - 1,860,573		90,684
*	Vanguard Total Intl Stk Inst	Mutual Fund - 609,529		72,821
*	Vanguard Fed Money Mkt	Money Market Fund - 766,270		766
	Artisan Global Opp Tr T1	Common/Collective Trust - 410,888		10,765
	NT Collective TIPS NL T2	Common/Collective Trust - 52,012		5,928
	NT Col Agg Bd Idx NL Tr 2	Common/Collective Trust - 478,615		68,901
	NT C SP500 DC NL T3	Common/Collective Trust - 1,002,030		298,535
	NT C Rus 2k In NL T3	Common/Collective Trust - 188,125		48,448
*	Vanguard Retirement Savings Trust III	Common/Collective Trust - 111,713,951		111,714
*	Vanguard Tgt Retire 2015 Tr II	Common/Collective Trust - 486,864		17,615
*	Vanguard Tgt Retire 2020 Tr II	Common/Collective Trust - 1,562,534		58,001
*	Vanguard Tgt Retire 2025 Tr II	Common/Collective Trust - 1,775,450		66,420
*	Vanguard Tgt Retire 2030 Tr II	Common/Collective Trust - 2,163,644		80,682
*	Vanguard Tgt Retire 2035 Tr II	Common/Collective Trust - 1,630,687		61,982
*	Vanguard Tgt Retire 2040 Tr II	Common/Collective Trust - 1,435,204		56,490
*	Vanguard Tgt Retire 2045 Tr II	Common/Collective Trust - 998,442		39,648
*	Vanguard Tgt Retire 2050 Tr II	Common/Collective Trust - 715,841		28,555
*	Vanguard Tgt Retire 2055 Tr II	Common/Collective Trust - 362,711		19,380
*	Vanguard Tgt Retire 2060 Tr II	Common/Collective Trust - 146,896		6,189
*	Vanguard Tgt Retire 2065 Tr II	Common/Collective Trust - 36,719		953
*	Vanguard Tgt Retire Inc Tr II	Common/Collective Trust - 527,836		19,905
*	BorgWarner Co Stock Fund	Company Stock Fund - 2,283,815		99,072
*	Notes Receivable from Participants	Participant loans, interest rates generally ranging from 4.25% to 9.25%; loan terms generally ranging from 6 months to 5 years	—	12,649
				$1,282,562
____________________________________
* Denotes party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plan Name: BorgWarner Inc. Retirement Savings Plan

By:	/s/ Craig D. Aaron
Name:	Craig D. Aaron
Title:	Member of Employee Benefits Committee

By:	/s/ Kevin A. Nowlan
Name:	Kevin A. Nowlan
Title:	Member of Employee Benefits Committee

By:	/s/ Richard D. Greb
Name:	Richard D. Greb
Title:	Member of Employee Benefits Committee

By:	/s/ Felecia Pryor
Name:	Felecia Pryor
Title:	Chairperson of Employee Benefits Committee

Date: June 23, 2020

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm